

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 27, 2007

Mr. Allan J. Kent
Executive VP & CFO
Geoglobal Resources Inc.
Suite #310, 605 – 1st Street S.W.
Calgary, Alberta, Canada T2P 3S9

> **Re: Geoglobal Resources Inc.**
> **Item 4.01 Form 8-K**
> **Filed December 20, 2007**
> **Item 4.01 Form 8-K/A1**
> **Filed December 21, 2007**
> **File No. 001-32158**

Dear Mr. Kent:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K Filed December 20, 2007

1.   Please include your correct commission file number, 001-32158, on the cover of all future filings.

2.   When you engage a new accountant, please report the engagement in a new Form 8-K and comply with the requirements of Regulation S-K, Item 304(a)(2). In making any disclosures about consultations with your new accountant, please ensure you disclose any consultations up through the date of engagement.

As appropriate, please amend your filing and respond to these comments within five business days, or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please contact me at (202) 551-3863.

Sincerely,

Donald F. Delaney
Staff Accountant